07/03/2007 07:46 TRANS CANADA PIPLINES → 912027771030 NO.509

082-00051

TransCanada
In business to deliver

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

RECEIVED
2007 JUL 10 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

The information contained in this facsimile message is ***legally privileged and confidential*** *and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 777-1030

To: *The New York Stock Exchange*
Attention: Press Releases
Fax Number: (212) 656-5071/5072

From: Lilian Ceri, Corporate Secretarial Department

Date July 3, 2007 Time: 8:30 a.m. MST

Number of Pages (including Cover) 3

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

Re: News Release

Please see the attached news release which was released via CCN Matthews today July 3, 2007 at 8:30 a.m. MST. **This News Release is not considered to be material:**

"TransCanada's Keystone Oil Pipeline to expand to 590,000 barrels per day"

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C:\Documents and Settings\Lilian_Ceri\Desktop\FAX_TC CORP TSE_SEC_NYSE Oct14_lc.DOC

TransCanada
In business to deliver

NewsRelease

TransCanada's Keystone Oil Pipeline to expand to 590,000 barrels per day

CALGARY, Alberta – July 3, 2007 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced the proposed Keystone Oil Pipeline project has secured 155,000 barrels per day of additional firm contracts from Hardisty, Alberta to Cushing, Oklahoma with duration averaging 16 years. The commitments were obtained through the successful completion of a binding Open Season held to support an expansion to 590,000 barrels per day and extension of the pipeline to Cushing, Oklahoma. TransCanada has now secured long term contracts for a total of 495,000 barrels per day with an average duration of 18 years.

The Keystone Pipeline will have an initial nominal capacity to transport approximately 435,000 barrels per day of crude oil from Hardisty, Alberta to U.S. Midwest markets at Wood River and Patoka, Illinois when it enters service in late 2009. The expansion and extension would involve additional pump stations and the construction of a 473-kilometre (294-mile) pipeline from the Nebraska/Kansas border to Cushing, Oklahoma with an in-service date of late 2010. With the Keystone expansion and Cushing extension, the nominal capacity will increase to 590,000 barrels per day.

"This commitment from shippers clearly confirms the value of TransCanada's Keystone project as a cost-competitive way to link growing oil sands supply to U.S. energy markets," said TransCanada chief executive officer, Hal Kvisle. "With this support, we expect to move to the next phase of the project, expanding the pipeline to the U.S. Gulf Coast. We plan to market capacity for this next expansion throughout the balance of 2007."

In February 2007, TransCanada received approval from the National Energy Board (NEB) to transfer a portion of its Canadian Mainline natural gas transmission facilities to Keystone Pipeline subject to the approval of a facilities application to construct and operate Keystone's Canadian facilities. An NEB public hearing on this application concluded on June 21, 2007. TransCanada has also submitted applications for U.S. regulatory approvals at federal and state levels. Provided that regulatory approvals are received, construction of the 2,969-kilometre (1,845-mile) Keystone Pipeline is expected to begin in early 2008.

To obtain additional information about the Keystone Pipeline or view a map of the proposed pipeline route, please visit the project web page at www.transcanada.com/keystone.

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada's network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada's beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911 (800) 361-6522

END